INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	39,983
Receivable from broker-dealers and clearing organizations		14,436
Other assets		3,517
TOTAL ASSETS	**$**	**57,936**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts Payable	$	5,000
Commissions payable		4,216
Total Current Liabilities		9,216
Stockholder's equity		
Common stock, 100,000 shares authorized of $1.00 par value, 11,000 shares issued and outstanding		11,000
Additional paid-in capital		31,579
Retained earnings		6,141
Total stockholder's equity		48,720
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**57,936**

The accompanying notes are an integral part of these financial statements.